    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1995
                                                               FILE NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          VISHAY INTERTECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                            38-1686453
(STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NO.)

                               63 LINCOLN HIGHWAY
                        MALVERN, PENNSYLVANIA 19355-2120
                                 (610) 644-1300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RICHARD N. GRUBB
                            CHIEF FINANCIAL OFFICER
                          VISHAY INTERTECHNOLOGY, INC.
                               63 LINCOLN HIGHWAY
                          MALVERN, PENNSYLVANIA 19355
                                 (610) 644-1300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                        COPIES OF ALL COMMUNICATIONS TO:

   SCOTT S. ROSENBLUM, ESQ.     AVI D. EDEN, ESQ.      STEPHEN H. COOPER, ESQ.
   KRAMER, LEVIN, NAFTALIS,   335 SOUTH 16TH STREET    WEIL, GOTSHAL & MANGES
            NESSEN,           PHILADELPHIA, PA 19102      767 FIFTH AVENUE
        KAMIN & FRANKEL           (215) 735-5825         NEW YORK, NY 10153
       919 THIRD AVENUE                                    (212) 310-8000
      NEW YORK, NY 10022
        (212) 715-9100

  APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable, after the effectiveness of the Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 TITLE OF EACH CLASS OF                 PROPOSED MAXIMUM PROPOSED MAXIMUM
    SECURITIES TO BE       AMOUNT TO     OFFERING PRICE     AGGREGATE         AMOUNT OF
       REGISTERED        BE REGISTERED     PER SHARE     OFFERING PRICE(1) REGISTRATION FEE
- -------------------------------------------------------------------------------------------
Common Stock, $.10 par
 value..................      (2)              --          $238,625,000       $82,284.48

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Includes shares of Common Stock that may be sold pursuant to the over-allotment option granted to the Underwriters.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF
THE SECURITIES ACT OF 1933, SHALL DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

  THIS REGISTRATION STATEMENT CONTAINS TWO FORMS OF PROSPECTUS, OF WHICH ONE (THE "U.S. PROSPECTUS") IS TO BE USED IN CONNECTION WITH AN OFFERING IN THE UNITED STATES AND CANADA AND THE OTHER (THE "INTERNATIONAL PROSPECTUS") IS TO BE USED IN CONNECTION WITH A CONCURRENT OFFERING OUTSIDE THE UNITED STATES AND CANADA. THE U.S. PROSPECTUS AND THE INTERNATIONAL PROSPECTUS ARE IDENTICAL EXCEPT FOR THE FRONT AND BACK COVER PAGES AND CERTAIN CROSS-REFERENCES RELATING THERETO. THE ENTIRE FORM OF THE U.S. PROSPECTUS IS INCLUDED HEREIN AND IS FOLLOWED BY THOSE PAGES OF THE INTERNATIONAL PROSPECTUS THAT DIFFER FROM THE CORRESPONDING PAGES OF THE U.S. PROSPECTUS. EACH OF THE PAGES OF THE INTERNATIONAL PROSPECTUS INCLUDED HEREIN IS LABELED "I- ." FINAL FORMS OF BOTH THE U.S. PROSPECTUS AND THE INTERNATIONAL PROSPECTUS WILL BE FILED IN THEIR ENTIRETY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 424(B).

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 29, 1995

PROSPECTUS
                                5,000,000 SHARES

                          VISHAY INTERTECHNOLOGY, INC.
                                                                [LOGO OF VISHAY]

                                  COMMON STOCK

  All of the 5,000,000 shares of Common Stock offered hereby are being sold by the Company. Of those shares, 4,000,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 1,000,000 shares (the "International Shares") are being offered concurrently outside the United States and Canada (the "International Offering") by the Managers. The public offering price and the underwriting discounts and commissions are identical for both the U.S. Offering and the International Offering (collectively, the "Offering").

                                  -----------

  The Common Stock is traded on the New York Stock Exchange under the symbol VSH. On August 25, 1995, the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $40.50 per share. See "Price Range of Common Stock and Dividend Policy."

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  COMMISSION  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY OR
   ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION TO THE  CONTRARY IS  A
    CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC          COMMISSIONS (1)       COMPANY (2)
- ------------------------------------------------------------------------------------------
Per Share.......................           $                   $                   $
- ------------------------------------------------------------------------------------------
Total(3)........................          $                   $                   $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the U.S. Underwriters and the Managers.
(2) Before deducting expenses payable by the Company, estimated at $    .
(3) The Company has granted the U.S. Underwriters and the Managers 30-day options to purchase in the aggregate up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $    , $     and $
    respectively. See "Underwriting."

                                  -----------

  The U.S. Shares are offered by the several U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The U.S. Underwriters reserve the right to withdraw, cancel or modify the U.S. Offering and to reject orders in whole or in part. It is expected that delivery
of the U.S. Shares will be made against payment therefor on or about     ,
1995, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS & CO. INC.
        MERRILL LYNCH & CO.
                      DONALDSON, LUFKIN & JENRETTE
                         SECURITIES CORPORATION
                                         LEHMAN BROTHERS

                                       , 1995

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Vishay Intertechnology, Inc. ("Vishay" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where the Company's Common Stock is listed.

  This Prospectus constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner of Common Stock, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to Richard N. Grubb, Chief Financial Officer, Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, PA 19355, telephone number (610) 644-1300.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, which appear elsewhere or which are incorporated by reference in this Prospectus. Certain capitalized terms used in this section are defined elsewhere in this Prospectus. Unless otherwise stated, the information in this Prospectus assumes that the U.S. Underwriters' and Managers' over-allotment options will not be exercised. As used herein, the terms "Vishay" and "Company" mean Vishay Intertechnology, Inc. and its consolidated subsidiaries, except as the context otherwise may require.

                                  THE COMPANY

  Vishay is a leading international manufacturer and supplier of passive electronic components, particularly resistors, capacitors and inductors, offering its customers "one-stop" access to one of the most comprehensive passive electronic component lines of any manufacturer in the United States or Europe. Passive electronic components, together with semiconductors (integrated circuits), which the Company does not produce, are the primary elements of every electronic circuit. The Company manufactures one of the broadest lines of surface mount devices, a fast growing format for passive electronic components that is being increasingly demanded by customers. In addition, the Company continues to produce components in the traditional leaded form. Components manufactured by the Company are used in virtually all types of electronic products, including those in the computer, telecommunications, military/aerospace, instrument, automotive, medical and consumer electronics industries.

  Since early 1985, the Company has pursued a business strategy that principally consists of the following elements: (i) expansion within the passive electronic components industry, primarily through the acquisition of other manufacturers with established positions in major markets, reputations for product quality and reliability and product lines with which the Company has substantial marketing and technical expertise; (ii) reduction of selling, general and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies;
(iii) achievement of significant production cost savings through the transfer and expansion of manufacturing operations to lower cost regions, such as Israel, Mexico, Portugal and the Czech Republic; and (iv) maintaining significant production facilities in those regions where the Company markets the bulk of its products in order to enhance customer service and responsiveness.

  As a result of this strategy, the Company has grown during the past ten years from a small manufacturer of precision resistors and strain gages to one of the world's largest manufacturers and suppliers of a broad line of passive electronic components. During this period, its revenues have increased from $48.5 million for fiscal year 1984 to $987.8 million for the year ended December 31, 1994, while net profits have increased from $6.1 million to $58.9 million.

  During the past two years, the Company has experienced a significant increase in demand for its products. This is a result of the dramatic growth in the worldwide electronics industry and increased usage of passive components in both traditional and new applications. The growing sophistication of integrated circuits has resulted in increased requirements for passive electronic components to support these circuits. For instance, in a certain configuration, the Intel "486" microprocessing chip board includes over 100 passive components. The more advanced "Pentium (R)" chip in a similar configuration requires approximately 250 such components and the next generation "P6" chip will require about 300 such components. The increased usage of components is not limited to computers and is prevalent in almost all electronic products, such as cellular phones and pagers. Further, the growing inclusion of electronic systems within such non-electronic products as automobiles and home appliances has generated a considerable surge in the demand for passive electronic components for use in those systems.

  As a result of this increased demand for passive electronic components, the Company's facilities are currently operating at full capacity for those products that account for a majority of its sales. In early 1994, the Company began a major capital expenditure program, which has been accelerated in 1995. Additional manufacturing facilities are currently being constructed in Israel and further plant construction is planned through the end of 1998. The proceeds of this Offering, together with borrowings under the Company's recently expanded revolving credit facility, are intended to finance the approximately $500 million of projected capital expenditures and other costs associated with this expansion program while positioning the Company to respond to appropriate acquisition opportunities should they arise. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

  The Company was incorporated in Delaware in 1962 and maintains its principal executive offices at 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120 (telephone: (610) 644-1300).

                                  THE OFFERING

Common Stock offered:
  U.S. Offering......................  4,000,000 shares
  International Offering.............  1,000,000 shares
    Total............................  5,000,000 shares
Capital Stock to be outstanding
 after the Offering:
  Common Stock....................... 50,488,267 shares
  Class B Common Stock...............  7,232,094 shares
    Total............................ 57,720,361 shares
Use of proceeds...................... To finance capital expenditures associated with expansion of the Company's
                                      manufacturing capacity and to reduce
                                      outstanding bank borrowings. See "Use of
                                      Proceeds."
New York Stock Exchange Symbol....... VSH

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following financial information should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, which are incorporated by reference herein. The results of operations for the six months ended June 30, 1995 are not necessarily indicative of the results of operations to be expected for the full year.

                                                                         SIX MONTHS
                                                                       ENDED JUNE 30,
                                   YEAR ENDED DECEMBER 31,               (UNAUDITED)
                         -------------------------------------------- -----------------
                           1990     1991   1992(1)  1993(2)  1994(3)    1994     1995
                         -------- -------- -------- -------- -------- -------- --------
                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
 Net sales.............. $445,596 $442,283 $664,226 $856,272 $987,837 $452,698 $625,745
 Gross profit...........  132,671  124,117  156,208  193,033  239,702  106,252  162,791
 Earnings before
  interest and income
  taxes(4)..............   53,282   42,460   57,034   71,518   98,885   43,008   77,637
 Depreciation and amor-
  tization..............   26,157   27,056   36,062   48,578   57,742   26,034   33,494
 Earnings before
  cumulative effect of
  accounting change.....   23,201   20,890   30,413   42,648   58,947   26,884   46,758
 Net earnings(5)........   23,201   20,890   30,413   44,075   58,947   26,884   46,758
 Earnings per
  share(5)(6):
 Before cumulative
  effect of accounting
  change................     $.67     $.57     $.78     $.91    $1.20     $.57     $.89
 Net earnings...........     $.67     $.57     $.78     $.94    $1.20     $.57     $.89
 Weighted average shares
  outstanding(6)........   39,604   36,712   42,702   46,806   49,098   46,813   52,710

                                                       JUNE 30, 1995 (UNAUDITED)
                                                       -------------------------
                                                         ACTUAL   AS ADJUSTED(7)
                                                       ---------- --------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital...................................... $  386,419   $  386,419
 Total assets.........................................  1,494,240    1,494,240
 Long-term debt -- less current portion...............    444,707      250,376
 Stockholders' equity.................................    643,056      836,862

- --------
(1) Includes the results from January 1, 1992 of businesses acquired from Sprague Technologies, Inc.

(2) Includes the results from January 1, 1993 of Roederstein GmbH.

(3) Includes the results from July 1, 1994 of Vitramon, Incorporated.

(4) Includes restructuring costs of $6,659,000 and $3,700,000 for the years ended December 31, 1993 and 1991, respectively, primarily associated with lay-offs in France. Earnings for the year ended December 31, 1993 include $7,221,000 of proceeds received for business interruption insurance claims.

(5) Included in the year ended December 31, 1993 is a one-time tax benefit of $1,427,000, or $0.03 per share, resulting from the adoption of FASB Statement No. 109, "Accounting for Income Taxes."

(6) Earnings per share amounts for all periods have been adjusted to reflect a 5% stock dividend paid on March 31, 1995 and a 2-for-1 stock split effective June 16, 1995. Earnings per share for each period are based on the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the period, after giving effect to the conversion of all outstanding 4 3/4% Convertible Subordinated Debentures Due 2003 (the "Debentures") if such conversion would have resulted in a dilutive effect in that period. The Debentures were fully converted in October 1992.

(7) Reflects the issuance and sale of 5,000,000 shares of Common Stock in this Offering and the application of the assumed net proceeds therefrom to reduce indebtedness.

                                USE OF PROCEEDS

  The net proceeds of the Offering (estimated to be $194,331,000), together with borrowings under the Company's revolving credit facility, will be used to finance capital expenditures and other costs associated with expansion and enhancement of its manufacturing facilities and, if appropriate opportunities arise, for selective acquisitions related to its business. The Company has no commitments or understandings with respect to any particular acquisition. Pending application for these purposes, the net proceeds will be used to reduce outstanding bank borrowings, including prepayment of a $100 million non-amortizing term loan due July 2001, following which the revolving credit facility will be increased to $400 million and the interest rate and fees payable thereunder will be reduced. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is listed on the New York Stock Exchange under the symbol VSH. The following table sets forth the high and low sale prices of the Company's Common Stock as reported on the New York Stock Exchange Composite Tape for the periods indicated. Stock prices have been restated to reflect stock dividends and splits. At August 25, 1995, the Company had approximately 1,500 stockholders of record.

                                                         1994         1995(1)
                                                     ------------- -------------
                                                      HIGH   LOW    HIGH   LOW
                                                     ------ ------ ------ ------
   First Quarter.................................... $18.15 $14.97 $28.88 $22.98
   Second Quarter................................... $19.76 $14.91 $37.88 $27.50
   Third Quarter.................................... $21.55 $19.17 $44.12 $32.75
   Fourth Quarter................................... $24.94 $20.90    --     --

- --------
(1) Through August 28, 1995

  The Company does not currently pay cash dividends on its capital stock. Its policy is to retain earnings to support the growth of its businesses. In addition, the Company is restricted from paying cash dividends under the terms of its bank loan agreements.

                                 CAPITALIZATION

  The following table sets forth the unaudited consolidated short-term debt and total capitalization of the Company at June 30, 1995 and as adjusted to give effect to the sale of 5,000,000 shares of Common Stock pursuant to the Offering and the application of the estimated net proceeds therefrom to reduce outstanding indebtedness. This table should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, incorporated by reference herein.

                                                     JUNE 30, 1995 (UNAUDITED)
                                                     ----------------------------
                                                        ACTUAL      AS ADJUSTED
                                                     ------------  --------------
                                                           (IN THOUSANDS)
Short term debt (including current portion of long-  $     65,803  $      65,803
 term debt)......................................... ============  ==============

Long-term debt--less current portion................ $    444,707  $    250,376(1)
Stockholders' equity:
  Preferred Stock, par value $1.00 per share........          --            --
    Authorized--1,000,000 shares; none issued
  Common Stock, par value $.10 per share............        4,549         5,049
    Authorized--65,000,000 shares;
    Issued--45,588,148 shares; 50,588,148
      shares as adjusted
    Outstanding--45,488,267 shares;
    50,488,267 shares as adjusted
  Class B Common Stock, par value $.10 per share....          723           723
    Authorized--15,000,000 shares;
    Issued--7,463,112 shares;
    Outstanding--7,232,094 shares

Capital in excess of par value......................      508,097        701,928
Retained earnings...................................      100,461        99,936(2)
Foreign currency translation adjustment.............       35,441        35,441
Unearned compensation...............................         (405)         (405)
Pension adjustment..................................       (5,810)       (5,810)
                                                     ------------  ------------
    Total stockholders' equity......................      643,056       836,862
                                                     ------------  ------------
    Total capitalization............................ $  1,087,763  $  1,087,238
                                                     ============  ============

- --------
(1) Reflects the application of the estimated net proceeds to reduce outstanding indebtedness prior to the anticipated increase in borrowings to finance expected capital expenditures and other costs associated with expansion and enhancement of manufacturing facilities. See "Use of Proceeds."
(2) Reflects the writeoff of deferred costs associated with the non-amortizing term loan.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following tables set forth selected consolidated financial information of the Company for each of the five fiscal years in the period ended December 31, 1994 and for the six-month periods ended June 30, 1994 and 1995. Information for the six-month periods ended June 30, 1994 and 1995 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. The results of operations for the six-month period ended June 30, 1995 are not necessarily indicative of the results to be expected for the full year. These tables should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, which are incorporated by reference herein.

                                                                            SIX MONTHS ENDED
                                                                                JUNE 30,
                                                                            ------------------
                                    YEAR ENDED DECEMBER 31,
                          ------------------------------------------------     (UNAUDITED)
                            1990      1991    1992(1)   1993(2)   1994(3)     1994      1995
                          --------  --------  --------  --------  --------  --------  --------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
 Net sales..............  $445,596  $442,283  $664,226  $856,272  $987,837  $452,698  $625,745
 Cost of products sold..   312,925   318,166   508,018   663,239   748,135   346,446   462,954
                          --------  --------  --------  --------  --------  --------  --------
 Gross profit...........   132,671   124,117   156,208   193,033   239,702   106,252   162,791
 Selling, general, and
  administrative(4).....    77,740    79,673   101,327   118,344   137,124    61,627    81,643
 Amortization of
  goodwill..............     1,552     1,695     2,380     3,294     4,609     1,650     3,193
                          --------  --------  --------  --------  --------  --------  --------
                            53,379    42,749    52,501    71,395    97,969    42,975    77,955
 Other income (expense):
 Interest expense.......   (19,426)  (15,207)  (19,110)  (20,624)  (24,769)  (10,436)  (16,892)
 Other..................       (97)     (289)    4,533       123       916        33      (318)
                          --------  --------  --------  --------  --------  --------  --------
 Earnings before income
  taxes and cumulative
  effect of accounting
  change................    33,856    27,253    37,924    50,894    74,116    32,572    60,745
 Income taxes...........    10,655     6,363     7,511     8,246    15,169     5,688    13,987
                          --------  --------  --------  --------  --------  --------  --------
 Earnings before
  cumulative effect of
  accounting change.....    23,201    20,890    30,413    42,648    58,947    26,884    46,758
 Cumulative effect of
  accounting change for
  income taxes..........        --        --        --     1,427        --        --        --
 Net earnings(5)........    23,201    20,890    30,413    44,075    58,947    26,884    46,758
 Earnings per
  share:(5)(6)
 Before cumulative
  effect of accounting
  change................      $.67      $.57      $.78      $.91     $1.20      $.57      $.89
 Net earnings...........      $.67      $.57      $.78      $.94     $1.20      $.57      $.89
 Weighted average shares
  outstanding(6)........    39,604    36,712    42,702    46,806    49,098    46,813    52,710

                                          DECEMBER 31,                  JUNE 30, 1995
                         ---------------------------------------------- -------------
                           1990     1991     1992     1993      1994
                         -------- -------- -------- -------- ----------  (UNAUDITED)
                                                (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital........ $120,384 $128,733 $145,327 $205,806 $  328,322  $  386,419
 Total assets...........  440,656  448,771  661,643  948,106  1,333,959   1,494,240
 Long-term debt--less
  current portion.......  140,212  127,632  139,540  266,999    402,337     444,707
 Stockholders' equity...  177,839  201,366  346,625  376,503    565,088     643,056

- --------
(1) Includes the results from January 1, 1992 of businesses acquired from Sprague Technologies, Inc.
(2) Includes the results from January 1, 1993 of Roederstein GmbH.
(3) Includes the results from July 1, 1994 of Vitramon, Incorporated.
(4) Includes restructuring costs of $6,659,000 and $3,700,000 for the years ended December 31, 1993 and in 1991, respectively, relating primarily to lay-offs in France. Earnings for the year ended December 31, 1993 include $7,221,000 of proceeds received for business interruption insurance claims.
(5) Included in the year ended December 31, 1993 is a one-time tax benefit of $1,427,000, or $0.03 per share, resulting from the adoption of FASB Statement No. 109, "Accounting for Income Taxes."
(6) Earnings per share amounts for all periods have been adjusted to reflect a 5% stock dividend paid on March 31, 1995 and a 2-for-1 stock split effective June 16, 1995. Earnings per share for each period are based on the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the period, after giving effect to the conversion of all outstanding 4 3/4% Convertible Subordinated Debentures Due 2003 (the "Debentures") if such conversion would have resulted in a dilutive effect in that period. The Debentures were fully converted in October 1992.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION AND BACKGROUND

  The Company's sales and net income have increased significantly in the past several years primarily as a result of its acquisitions. Following each acquisition, the Company implemented programs to take advantage of the operating synergies among its businesses and to decrease its costs by transferring some production to lower cost countries. These steps have been reflected in a decline in selling, general and administrative expenses as a percentage of the Company's net sales and in an increase in gross profits. The cost of goods sold reductions for each acquisition, however, are partially masked as a result of subsequent acquisitions.

  From mid-1990 through the end of 1993, sales of most of the Company's products were adversely affected by the worldwide slowdown in the electronic components industry, which reflected general recessionary trends in all major industrialized countries. In addition, sales to defense-related industries declined from the end of the first quarter of 1991 until the second half of 1993. Despite this slowdown, Vishay realized record net earnings in each year throughout this period. This was a result of its acquisitions and focus on the bottom-line, including the implementation of operating efficiencies.

  In 1994, the Company's growth was fueled not only by its acquisition of Vitramon, Incorporated ("Vitramon"), which provided the Company access to the rapidly growing market for MLCC capacitors, but also by significant improvement in the U.S. and European economies in general and dramatic expansion in the electronic components industry in particular, resulting in record net earnings of $58.9 million. Since early 1994, demand for most passive electronic components has been extremely strong and, in the case of certain products (such as tantalum capacitors), has exceeded available supply, resulting in increased backlogs and favorable pricing. There can be no assurance that these conditions will continue.

  The Company's strategy includes transferring some of its manufacturing operations from countries with high labor costs and tax rates (such as the United States, France and Germany) to Israel, Mexico, Portugal and the Czech Republic in order to benefit from lower labor costs and, in the case of Israel, to take advantage of various government incentives, including government grants and tax reduction. Management believes that the Company is well positioned to reduce its costs in the event of a decline in demand by accelerating the transfer of production to countries with lower labor costs and more favorable tax environments.

  The Company realizes approximately 50% of its revenues outside the United States. As a result, fluctuations in currency exchange rates can significantly affect the Company's reported sales and to a lesser extent earnings. Currency fluctuations impact the Company's net sales and other income statement amounts, as denominated in U.S. dollars, including other income as it relates to foreign exchange gains or losses. Generally, in order to minimize the effect of currency fluctuations on profits, the Company endeavors to (i) borrow money in the local currencies and markets where it conducts business, and (ii) minimize the time for settling intercompany transactions. The Company does not purchase foreign currency exchange contracts or other derivative instruments to hedge foreign currency exposures.

  As a result of the increased production by the Company's operations in Israel over the past several years, the low tax rates in Israel (as compared to the statutory rates in the United States) have had the effect of increasing the Company's net earnings. The more favorable Israeli tax rates are applied to specific approved projects and normally continue to be available for a period of ten years or, if the investment in the project is over $20 million, for a period of 15 years, which has been the case for most of the Company's investments in Israel since 1994. New projects are continually being introduced. In addition, the Israeli government offers certain incentive programs in the forms of grants designed to increase employment in Israel. Future grants and other incentive programs offered to the Company by the Israeli government will likely depend on the Company's continuing to increase capital investment and the number of the Company's employees in Israel.

RESULTS OF OPERATIONS

  VARIOUS COMPONENTS OF THE COMPANY'S INCOME STATEMENT, EXPRESSED AS A PERCENTAGE OF SALES, AS WELL AS ITS EFFECTIVE TAX RATE, WERE AS FOLLOWS:


                                                  YEAR ENDED   SIX MONTHS ENDED
                                                 DECEMBER 31,      JUNE 30,
                                                -------------- -----------------
                                                1992 1993 1994   1994     1995
                                                ---- ---- ---- -------- --------
Costs of products sold......................... 76.5 77.5 75.7     76.5     74.0
Gross profit................................... 23.5 22.5 24.3     23.5     26.0
Selling, general and administrative expenses... 15.3 13.9 13.9     13.6     13.0
Operating income...............................  7.9  8.3  9.9      9.5     12.5
Earnings before income taxes...................  5.7  5.9  7.5      7.2      9.7
Net earnings...................................  4.6  5.1  6.0      5.9      7.5
Effective tax rate............................. 19.8 16.2 20.5     17.5     23.0

 Six months ended June 30, 1995 compared to Six months ended June 30, 1994

  Net sales for the six months ended June 30, 1995 increased $173,047,000 or 38.2% from the comparable period of the prior year. The increase reflects the acquisition of Vitramon in July 1994 and the strong performance of the Company's surface mount components businesses. Net sales of Vitramon were $87,753,000 for the six months ended June 30, 1995, an increase of 26.1% over the comparable 1994 period (prior to its acquisition by the Company). Net sales, exclusive of Vitramon, increased by $85,294,000 or 18.8% during the first six months of 1995 over the corresponding period in 1994. In addition, the weakening of the U.S. dollar against foreign currencies in the 1995 period resulted in an increase in reported sales of $35,795,000. Net sales for the first six months of 1995, exclusive of Vitramon and foreign currency effects, increased 11% over the first six months of the prior year. Net bookings, for the six months ended June 30, 1995, exclusive of Vitramon, increased by 23.4% over the comparable 1994 period. Vitramon's net bookings for the six months ended June 30, 1995 increased by 21.8% over the comparable 1994 period (prior to its acquisition by the Company).

  Costs of products sold for the six months ended June 30, 1995 were 74.0% of net sales, as compared with 76.5% for the comparable prior year period. The principal factors contributing to this decrease were: (i) the fact that gross profit margins for Vitramon were higher than those for Vishay's other operating companies, (ii) an increase of $1,783,000 or 43% in the amount of Israeli government grants recognized as a reduction of cost of products sold in the six months ended June 30, 1995, (iii) an increase in production in Israel where labor costs are lower than in most other regions in which Vishay manufactures, and (iv) the effect of the peso devaluation, which contributed approximately $1,800,000 to gross profit for the six months ended June 30, 1995. The increase in Israeli government grants resulted primarily from an increase in the Company's work force and capital investment in Israel.

  Selling, general, and administrative expenses for the six months ended June 30, 1995 were 13.0% of net sales as compared to 13.6% for the comparable prior year period. Management is continuing to explore additional cost saving opportunities.

  Interest costs increased by $6,456,000 in the six months ended June 30, 1995 over the comparable prior year period as a result of increases in prevailing interest rates and an overall increase in the amount of bank debt outstanding as a result of the acquisition of Vitramon and capital expenditures.

  The effective tax rate for the six months ended June 30, 1995 was 23.0% compared to 17.5% for the prior year period. The effective tax rate for calendar year 1994 was 20.5%. The higher tax rate for the six months ended June 30, 1995 reflects the inclusion of Vitramon earnings, which were generated in high tax jurisdictions.

  The effect of the low tax rates in Israel was to increase net earnings by $8,195,000 and $5,942,000 for the six months ended June 30, 1995 and 1994, respectively. The Israeli pre-tax grants recognized by the Company were $5,940,000 and $4,157,000 for the six months ended June 30, 1995 and 1994, respectively.

 Year ended December 31, 1994 compared to Year ended December 31, 1993

  Net sales for the year ended December 31, 1994 increased $131,565,000 or 15.4% over the prior year. The increase reflects the acquisition of Vitramon in July 1994. Net sales of Vitramon were $72,139,000 for the six months ended December 31, 1994, an increase of 29.4% over the comparable 1993 period (prior to its acquisition by the Company). Net sales, exclusive of Vitramon, during the year ended December 31, 1994 increased by $59,426,000 or 6.9% over 1993. The weakening of the U.S. dollar against foreign currencies in 1994 resulted in an increase in reported sales of $7,208,000 over 1993.

  Net sales, exclusive of Vitramon and foreign currency effects, in the United States and Europe increased 6.1% over the prior year. Net bookings, exclusive of Vitramon, for 1994 increased by 15.5% over the prior year. Net bookings of Vitramon, for the six months ended December 31, 1994, increased by 34.5% over the comparable period of 1993 (prior to its acquisition by the Company).

  Costs of products sold for the year ended December 31, 1994 were 75.7% of net sales as compared with 77.5% for the prior year. The principal factors contributing to this decrease were: (i) the fact that gross profit margins for Vitramon are higher than those for Vishay's other operating companies, (ii) an increase of $6,234,000 or 182% in the amount of Israeli government grants recognized as a reduction of costs of products sold in 1994 over the prior year and (iii) a significant increase in production in Israel, where labor costs are generally lower than in other regions in which Vishay manufactures. The increase in Israeli government grants resulted primarily from an increase in the Company's work force and capital investment in Israel.

  Selling, general, and administrative expenses for the year ended December 31, 1994 and 1993 were 13.9% of net sales. Management continues to explore additional cost saving opportunities.

  Restructuring charges of $6,659,000 for the year ended December 31, 1993 consist primarily of severance costs related to the Company's decision to downsize its European operations, primarily in France, as a result of the European business climate. These costs were paid in 1994.

  Income from unusual items of $7,221,000 for the year ended December 31, 1993 represents proceeds received for business interruption insurance claims principally related to operations in Dimona, Israel.

  Interest costs increased by $4,145,000 for the year ended December 31, 1994 as a result of increased rates and increased debt incurred for the acquisition of Vitramon.

  The effective tax rate for the year ended December 31, 1994 was 20.5% compared to 16.2% for the prior year. The effective tax rate for 1993, exclusive of the effect of nontaxable insurance proceeds, was 18.6%. The higher tax rate for 1994 reflects the inclusion of Vitramon earnings in higher tax locations.

  The effect of the low tax rates in Israel was to increase net earnings by $15,291,000 and $11,644,000 for the years ended December 31, 1994 and 1993, respectively. The Company's average income tax rate in Israel was approximately 4% for both 1994 and 1993. The Israeli pre-tax grants recognized by the Company were $9,658,000 and $3,424,000 for the years ended December 31, 1994 and 1993, respectively.

  Included in net earnings for the year ended 1993 is a one-time tax benefit of $1,427,000 resulting from the adoption of FASB Statement No. 109, "Accounting for Income Taxes".

 Year ended December 31, 1993 compared to Year ended December 31, 1992

  Net sales for the year ended December 31, 1993 increased by $192,046,000 over 1992, due primarily to the effects of the Company's acquisition of Roederstein GmbH ("Roederstein"), effective January 1, 1993. Net sales of Roederstein were $212,124,000 for the year ended December 31, 1993. Net sales, exclusive of

Roederstein, decreased by $20,078,000, compared to 1992, due primarily to the strengthening of the U.S. dollar against foreign currencies, which resulted in a $15,671,000 decrease in reported net sales for 1993, as well as to the effects of recessionary pressures in Europe.

  Costs of products sold for the year ended December 31, 1993 were 77.5% of net sales as compared to 76.5% for 1992. The principal reason for this increase is that Roederstein's costs of products sold (prior to the full implementation of synergistic cost reductions) were approximately 80% of its net sales, as compared with an average rate of approximately 77% for the Company's other operations. In addition, grants of $3,424,000 received from the government of Israel to offset start-up costs of new facilities were recognized as a reduction of the Company's costs of products sold in 1993.

  Selling, general, and administrative expenses for the year ended December 31, 1993 were 13.9% of net sales compared to 15.3% in 1992. The lower rate reported in 1993 reflects the effect of the acquisition of Roederstein and the ongoing cost saving programs implemented with the acquisition of certain businesses of Sprague Technologies, Inc. ("STI") during 1992.

  Restructuring charges of $6,659,000 for the year ended December 31, 1993 consist primarily of severance costs related to the Company's downsizing its European operations, primarily in France.

  Income from unusual items of $7,221,000 for the year ended December 31, 1993 represents proceeds received for business interruption insurance claims principally related to the operations in Dimona, Israel.

  Interest costs for the year ended December 31, 1993 increased by $1,514,000 as a result of increased debt incurred to finance the acquisition of Roederstein.

  The effect of the low tax rates in Israel was to increase net earnings by $11,644,000 and $6,015,000 for the years ended December 31, 1993 and 1992, respectively. The Company's average income tax rate in Israel was approximately 4% and 7% for the years ended December 31, 1993 and 1992, respectively. The Israeli pre-tax grant recognized by the Company was $3,424,000 and $104,000 for the years ended December 31, 1993 and 1992, respectively.

  Other income for the year ended December 31, 1993 decreased by $4,410,000 from 1992 because other income in 1992 included consulting fees of $2,307,000 from Roederstein prior to its acquisition by the Company as well as fees of approximately $3,325,000 from STI under one year sales and distribution agreements. Foreign currency losses for the year ended December 31, 1993 were $1,382,000, as compared to foreign currency losses of $1,594,000 for 1992.

  The effective tax rate of 16.2% for the year ended December 31, 1993 reflects the nontaxability of certain insurance recoveries. The 1993 rate was also affected by increased manufacturing in Israel, where the Company's average income tax rate was approximately 4% in 1993. The effective tax rate for the year ended December 31, 1993, exclusive of the effect of the nontaxable insurance proceeds, was 18.6%. The effective tax rate for the year ended December 31, 1992 was 19.8%.

  Effective January 1, 1993 the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement 109 as of January 1, 1993 was to increase net income by

$1,427,000. Application of the new income tax rules also decreased pretax earnings by $2,870,000 for the year ended December 31, 1993 because of increased depreciation expense as a result of Statement 109's requirement to report assets acquired in prior business combinations at their pretax amounts.

  The Company also adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993. The Company has elected to recognize the transition obligation on a prospective basis over a twenty-year period. In 1993, the new standard resulted in additional annual net periodic postretirement benefit costs of $1,200,000 before taxes, and $792,000 after taxes, or $0.02 per share. Prior-year financial statements have not been restated to apply the new standard.

FINANCIAL CONDITION

  Cash flows from operations were $36,685,000 for the six months ended June 30, 1995 compared to $10,278,000 for the comparable prior year period. Included in net cash provided by operating activities were $7,152,000 and $7,645,000 of cash payments made in the first six months of 1995 and 1994, respectively, for accruals the Company established in connection with acquisitions. Net purchases of property and equipment in the six months ended June 30, 1995 were $70,460,000 compared to $42,941,000 in the prior year period, reflecting the Company's on-going capital expenditure program to meet growing demand for surface mount components. Net cash provided by financing activities of $33,894,000 for the six months ended June 30, 1995 included borrowings used primarily to finance the additions to property and equipment.

  The Company has established accruals of $13,532,000 relating to the Vitramon acquisition. These accruals, which are included in other accrued expenses, will not affect future earnings but will require cash expenditures over the next twelve months.

LIQUIDITY AND CAPITAL RESOURCES

  On June 27, 1995, the Company amended its bank credit facilities. The amendment increased the Company's domestic revolving credit facility by $100 million, extended the maturity of its domestic and Deutsche Mark ("DM") denominated revolving credit facilities and gave the Company the right to increase its domestic revolving credit facility by an additional $100 million by prepaying its outstanding $100 million non-amortizing term loan on or before July 1, 1996.

  After giving effect to the amendment and prepayment of the $100 million non-amortizing term loan with a portion of the proceeds of this Offering, the Company's domestic credit facilities will consist of a $400,000,000 revolving credit facility that matures on December 31, 2000, subject to the Company's right to request up to three, one-year renewals thereafter, and a $92,500,000 term loan that matures on December 31, 2000. Borrowings under these facilities bear interest at variable rates based on the prime rate or, at the Company's option, LIBOR; at July 31, 1995, the rates ranged from 6.44% to 6.88%. The Company also has DM denominated revolving credit and term loan facilities for certain of its German subsidiaries, which permit borrowings, in the aggregate, of DM 125,615,990, including a DM 40,000,000 revolving credit facility that matures on December 31, 2000, subject to the borrower's right to request up to three, one-year renewals thereafter, and a DM 85,615,990 term loan that matures on December 31, 1997. Borrowings bear interest at variable rates based on LIBOR; at July 31, 1995, the rates ranged from 5.13% to 5.44%.

  All of the Company's bank facilities, which are unsecured, are cross-guaranteed by the Company and certain of its subsidiaries. Upon completion of the Offering and prepayment of the $100 million non-amortizing term loan with a portion of the net proceeds, these cross-guarantees will be released. In addition, the interest rates on the Company's revolving credit facilities and term loans will be reduced by an average rate of .34%, and certain commitment and facility fees payable to the lending banks will be reduced as well. In addition, certain financial and restrictive covenants (including the leverage covenant, the tangible net worth ratio and the fixed charge coverage ratio) have been relaxed to accommodate the Company's anticipated increase in capital expenditures.

  The Company's ratio of long-term debt (less current portion) to stockholders' equity was .7 to 1 at both June 30, 1995 and December 31, 1994.

  The Company's capital expenditures for the year ended December 31, 1994 and 1993 were $83.0 million and $76.8 million, respectively, and, for the six-months ended June 30, 1995 and 1994 were $70.5 million and $42.9 million, respectively. Capital expenditures for the second half of 1995 and for the year ended December 31, 1996 are currently expected to total $70 million and $140 million, respectively.

  Management believes that the Company's available sources of credit together with the proceeds of the Offering and cash generated from operations will be sufficient to satisfy the Company's anticipated financing needs for capital expenditures and working capital through the end of 1996.

                                    BUSINESS

GENERAL

  Vishay is a leading international manufacturer and supplier of passive electronic components, particularly resistors, capacitors and inductors, offering its customers "one-stop" access to one of the most comprehensive passive electronic component lines of any manufacturer in the United States or Europe. Passive electronic components, together with semiconductors (integrated circuits), which the Company does not produce, are the primary elements of every electronic circuit. The Company manufactures one of the broadest lines of surface mount devices, a fast growing format for passive electronic components that is being increasingly demanded by customers. In addition, the Company continues to produce components in the traditional leaded form. Components manufactured by the Company are used in virtually all types of electronic products, including those in the computer, telecommunications, military/aerospace, instrument, automotive, medical and consumer electronics industries.

  Since early 1985, the Company has pursued a business strategy that consists of the following elements: (i) expansion within the passive electronic components industry, primarily through the acquisition of other manufacturers with established positions in major markets, reputations for product quality and reliability and product lines with which the Company has substantial marketing and technical expertise; (ii) reduction of selling, general and administrative expenses through the integration or elimination of redundant sales offices and administrative functions at acquired companies; (iii) achievement of significant production cost savings through the transfer and expansion of manufacturing operations to regions, such as Israel, Mexico, Portugal and the Czech Republic, where the Company can take advantage of lower labor costs and available tax and other government-sponsored incentives; and
(iv) maintaining significant production facilities in those regions where the Company markets the bulk of its products in order to enhance customer service and responsiveness.

  As a result of this strategy, the Company has grown during the past ten years from a small manufacturer of precision resistors and strain gages to one of the world's largest manufacturers and suppliers of a broad line of passive electronic components. During this period, its revenues have increased from $48.5 million for fiscal year 1984 to $987.8 million for the year ended December 31, 1994, while net profits have increased from $6.1 million to $58.9 million.

  The Company's major acquisitions have included Dale Electronics, Inc. (United States, Mexico and the United Kingdom) in 1985, Draloric Electronic GmbH (Germany and the United Kingdom) in 1987, Sfernice S.A. (France) in 1988, Sprague Electric Company ("Sprague") (United States and France) in 1992, Roederstein GmbH ("Roederstein") (Germany, Portugal and the United States) in 1993, and Vitramon, Incorporated ("Vitramon") (United States, France, Germany and the United Kingdom) in 1994. In January 1995, the Company acquired a 49% equity interest in Nikkohm Co., Ltd., a Japanese manufacturer of thin film resistors and resistor networks. Nikkohm had sales of approximately $6 million in 1994. This acquisition is intended to facilitate the Company's access to the Japanese electronics market.

PRODUCTS

  Vishay designs, manufactures and markets electronic components that cover a wide range of products and technologies. The products primarily consist of fixed resistors, tantalum, MLCC and film capacitors, and, to a lesser extent, inductors, aluminum and specialty ceramic capacitors, transformers, potentiometers, plasma displays and thermistors. The Company offers most of its product types in the increasingly demanded surface mount device form and in the traditional leaded device form. The Company believes it produces one of the broadest lines of passive electronic components available from any single manufacturer.

  Resistors are basic components used in all forms of electronic circuitry to adjust and regulate levels of voltage and current. They vary widely in precision and cost, and are manufactured in numerous materials and forms. Resistive components may be either fixed or variable, the distinction being whether the resistance is adjustable (variable) or not (fixed). Resistors can also be used as measuring devices, such as Vishay's resistive sensors. Resistive sensors or strain gages are used in experimental stress analysis systems as well as in transducers for electronic measurement of loads (scales), acceleration and fluid pressure.

  Vishay manufactures virtually all types of fixed resistors, both in discrete and network forms. These resistors are produced for virtually every segment of the resistive product market, from resistors used in the highest quality precision instruments for which the performance of the resistors is the most important requirement, to resistors for which price is the most important factor.

  Capacitors perform energy storage, frequency control, timing and filtering functions in most types of electronic equipment. The more important applications for capacitors are (i) electronic filtering for linear and switching power supplies, (ii) decoupling and bypassing of electronic signals for integrated circuits and circuit boards, and (iii) frequency control, timing and conditioning of electronic signals for a broad range of applications. The Company's capacitor products primarily consist of solid tantalum surface mount chip capacitors, solid tantalum leaded capacitors, wet/foil tantalum capacitors, MLCC capacitors, and film capacitors. Each capacitor product has unique physical and electrical performance characteristics that make each type of capacitor useful for specific applications. Tantalum and MLCC capacitors are generally used in conjunction with integrated circuits in applications requiring low to medium capacitance values ("capacitance" being the measure of the capacitor's ability to store energy). The tantalum capacitor is the smallest and most stable type of capacitor for its range of capacitance and is best suited for applications requiring medium capacitance values. MLCC capacitors, on the other hand, are more cost-effective for applications requiring lower capacitance values. Vitramon's MLCC capacitors are unique because their dielectric (ceramic) layers are thinner than some other multi-layer capacitors, thus requiring less palladium material. This enables reductions in manufacturing costs and allows for a smaller electronic component that has become critical to satisfy the increasing trend toward miniaturization. The Company's MLCC capacitors are known for their particularly high reliability. Management believes that surface mounted MLCC chip capacitors, tantalum chip capacitors, and thick film resistor chips represent the fastest growing segments of the passive electronic component industry.

  The Company believes it has taken advantage of the growth of the surface mount component market and is an industry leader in designing and marketing surface mount devices. The Company also believes that in the United States and Europe it is a market leader in the development and production of a wide range of these devices, including thick film chip resistors, thick film resistor networks, metal film leadless resistors (MELFs), molded tantalum chip capacitors, coated tantalum chip capacitors, film capacitors, multi-layer ceramic chip capacitors, thin film chip resistors, thin film networks, wirewound chip resistors, power strip resistors, bulk metal foil chip resistors, current sensing chips, chip inductors, chip transformers, chip trimmers and NTC chip thermistors. The Company also provides a number of component packaging styles to facilitate automated product assembly by its customers. The Company's position in the surface mount market has been enhanced by the acquisition of Vitramon, since substantially all of Vitramon MLCC products utilize surface mount technology. Surface mount devices adhere to the surface of a circuit board rather than being secured by leads that pass through holes to the back side of the board. Surface mounting provides distinct advantages over through-hole mounting. For example, surface mounting allows the placement of more components on a circuit board, which is particularly desirable for a growing number of manufacturers who require greater miniaturization in products such as hand held computers and cellular telephones. Surface mounting also facilitates automation, resulting in lower production costs for equipment manufacturers than those associated with leaded devices. Despite this trend, the Company's sales of leaded devices have remained relatively stable, and in some instances sales of certain leaded components have increased. This is mainly a result of the worldwide shortage of surface mount components.

MARKETS

  The Company's products are sold primarily to original equipment manufacturers ("OEMs"), OEM subcontractors that assemble printed circuit boards and independent distributors that maintain large inventories of electronic components for resale to OEMs. Its products are used in, among other things, virtually every type of product containing electronic circuitry, including computer-related products, telecommunications, measuring instruments, industrial equipment, automotive applications, process control systems, military and aerospace applications, consumer electronics, medical instruments and scales.

  For the year ended December 31, 1994, 39% of the Company's net sales were to customers with production facilities in the United States, 8% were to U.S. and European customers with production facilities in Asia and 53% were to European customers and, to a lesser extent, U.S. customers, with production facilities in Europe.

  In the United States, products are marketed through independent manufacturers' representatives who are compensated solely on a commission basis by the Company's own sales personnel and by independent distributors. The Company has regional sales personnel in several North American locations to provide technical and sales support for independent manufacturers' representatives throughout the United States, Mexico and Canada. Outside North America, products are sold to customers in Germany, the United Kingdom, France, Israel, Japan, Singapore, South Korea, Brazil and other European and Pacific Rim countries through Company sales offices, independent manufacturers' representatives and distributors.

  The Company undertakes to have its products incorporated into the design of electronic equipment at the research and prototype stages. Vishay employs its own staff of application and field engineers who work with its customers, independent manufacturers' representatives and distributors to solve technical problems and develop products to meet specific needs.

  The Company is undertaking to have its quality systems at most of its major manufacturing facilities approved under the recently established ISO 9000 international quality control standard. ISO 9000 is a comprehensive set of quality program standards developed by the International Standards Organization. Several of the Company's manufacturing operations have already received ISO 9000 approval and others are actively pursuing such approval.

  Vishay's largest customers vary from year to year, and no customer has long-term commitments to purchase products of the Company. No customer accounted for more than 10% of the Company's net sales in 1994.

MANUFACTURING OPERATIONS

  The Company strives to balance the location of its manufacturing facilities. In order to better serve its customers, the Company maintains production facilities in those regions where it markets the bulk of its products, such as the U.S., Germany, France and the U.K. To maximize production efficiencies, the Company seeks whenever practicable to establish manufacturing facilities in countries, such as Israel, Mexico, Portugal and the Czech Republic, where it can take advantage of lower labor and tax costs and, in the case of Israel, to take advantage of various government incentives, including grants and income tax relief.

  At December 31, 1994, approximately 42% of the Company's identifiable assets were located in the United States, approximately 46% were located in Europe, approximately 11% were located in Israel and approximately 1% were located in other regions. In the United States, the Company's main manufacturing facilities are located in Nebraska, South Dakota, North Carolina, Pennsylvania, Maine, Connecticut, Virginia and Florida. In Europe, the Company's main manufacturing facilities are located in Selb, Landshut and Backnang, Germany and Nice and Tours, France. In Israel, manufacturing facilities are located in Holon, Dimona and rented facilities in Migdal Haemek. The Company also maintains major manufacturing facilities in Juarez, Mexico; Toronto, Canada; Porto, Portugal and the Czech Republic. Recently, the Company has invested substantial resources to increase capacity and to maximize automation in its plants, which it believes will further reduce production costs.

  To address the increasing demand for its products and in order to lower its costs, the Company has expanded, and plans to continue to expand, its manufacturing operations in Israel, where it benefits from the government's employment incentive programs designed to increase employment, tax reduction programs, lower wage rates and a highly-skilled labor force, all of which have contributed substantially to the growth and profitability of the Company.

  Under the terms of the Israeli government's incentive programs, once a project is approved, the recipient is eligible to receive the benefits of the related grants for the life of the project, so long as the recipient continues to meet preset eligibility standards. None of the Company's approved projects has ever been cancelled or modified and the Company has already received approval for a majority of the projects contemplated by its capital expenditure program. However, from time to time, the government has, considered scaling back or discontinuing these incentive programs. Accordingly, there can be no assurance that the Israeli government will continue to offer new incentive programs or that, if it does, the Company will continue to be eligible to take advantage of them. The Company might be materially adversely affected if these incentive programs were no longer available to the Company for new projects. In addition, the Company might be materially adversely affected if hostilities were to occur in the Middle East that interfere with the Company's operations in Israel. The Company, however, has never experienced any material interruption in its Israeli operations in its 26 years of production there, in spite of several Middle East crises, including wars. For the year ended December 31, 1994, sales of products manufactured in Israel accounted for approximately 15% of the Company's net sales.

  Due to a shift in manufacturing emphasis to higher automation processes and the relocation of some production to regions with lower labor costs, portions of the Company's work force and certain facilities may not be fully utilized in the future. As a result, the Company may incur significant costs in connection with work force reductions and the closing of additional manufacturing facilities.

RESEARCH AND DEVELOPMENT

  Many of the Company's products and manufacturing processes have been invented, designed and developed by Company engineers and scientists. The Company maintains strategically located design centers where proximity to customers enables it to more easily satisfy the needs of the local market. These design centers are located in the United States (Connecticut, Maine, Nebraska, North Carolina, Pennsylvania), in Germany (Selb, Landshut, Pfafenberg, Backnang), in France (Nice, Tours, Evry) and Israel. The Company also maintains separate research and development staffs and promotes separate programs at a number of its production facilities to develop new products and new applications of existing products, and to improve product and manufacturing techniques. This decentralized system encourages individual product developments at individual manufacturing facilities that occasionally have applications at other facilities. Company research and development costs were approximately $7.2 million in 1994, and $7.1 million in each of years 1993 and 1992. These amounts do not include substantial expenditures for product development and the design, development and manufacturing of machinery and equipment for new processes and for cost reduction measures. See "--Markets."

SOURCES OF SUPPLY

  Although most materials incorporated in the Company's products are available from a number of sources, certain materials (particularly tantalum and palladium) are available only from a relatively limited number of suppliers.

  Tantalum, a metal, is the principal material used in the manufacture of tantalum capacitor products. It is purchased in powder form primarily under annual contracts with domestic suppliers at prices that are subject to periodic adjustment. The Company is a major consumer of the world's annual tantalum production. There are currently three major suppliers that process tantalum ore into capacitor grade tantalum powder. Although the Company believes that there is currently a surplus of tantalum ore reserves and a sufficient number of tantalum processors relative to foreseeable demand, and that the tantalum required by the Company has generally been available in sufficient quantities to meet requirements, the limited number of tantalum powder suppliers could lead to increases in tantalum prices that the Company may not be able to pass on to its customers.

  Palladium is primarily purchased on the spot and forward markets, depending on market conditions. Palladium is considered a commodity and is subject to price volatility. The price of palladium has fluctuated in the range of approximately $95 to $176 per troy ounce during the last three years. Although palladium is currently found in South Africa and Russia, the Company believes that there are a sufficient number of domestic and foreign suppliers from which the Company can purchase palladium. However, an inability on the part of the Company to pass on increases in palladium costs to its customers could have an adverse effect on the margins of those products using the metal.

INVENTORY AND BACKLOG

  Although the Company manufactures standardized products, a substantial portion of its products are produced to meet customer specifications. The Company does, however, maintain an inventory of resistors and other components. Backlog of outstanding orders for the Company's products was $385.5 million, $305.7 million, $198.4 million and $134.3 million, respectively, at June 30, 1995 and at December 31, 1994, 1993 and 1992. The increase in backlog at December 31, 1994 and 1993 as compared with prior periods is attributable in large part to the acquisitions of Vitramon and Roederstein, respectively. The recent surge in backlog to a record level also reflects a continuing increase in demand for the Company's products; bookings have continued to outpace shipments since the beginning of 1994. The increase in bookings has been particularly strong for the Company's surface mounted components, including MLCC capacitors, tantalum capacitors and thick film resistor chips. The current backlog is expected to be filled during the next twelve months. Most of the orders in the Company's backlog may be cancelled by its customers, in whole or in part, although sometimes subject to penalty. To date, however, cancellations have not been significant.

COMPETITION

  The Company faces strong competition in its various product lines from both domestic and foreign manufacturers that produce products using technologies similar to those of the Company. The Company's main competitors for tantalum capacitors are KEMET, AVX and NEC; for MLCC capacitors, competitors are KEMET, AVX, Murata and TDK. For thick film chip resistors, competitors are ROHM, Koa and Yageo. For wirewound and metal film resistors, competitors are IRC, ROHM and Ohmite.

  The Company's competitive position depends on its product quality, know-how, proprietary data, marketing and service capabilities and business reputation, as well as on price. In respect of certain of its products, the Company competes on the basis of its marketing and distribution network, which provides a high level of customer service. For example, the Company works closely with its customers to have its components incorporated into their electronic equipment at the early stages of design and production and maintains redundant production sites for most of its products to ensure an uninterrupted supply of products. Further, the Company has established a National Accounts Management Program, which provides the Company's largest customers with one national account executive who can cut across Vishay business unit lines for sales, marketing and contract coordination. In addition, the breadth of the Company's product offerings enables the Company to strengthen its market position by providing its customers with "one-stop" access to one of the broadest selections of passive electronic components available from a direct manufacturing source.

  Although the Company has numerous United States and foreign patents covering certain of its products and manufacturing processes, no particular patent is considered material to the business of the Company.

ENVIRONMENTAL MATTERS

  The Company's manufacturing operations are subject to various federal, state and local laws restricting discharge of materials into the environment. The Company is not involved in any pending or threatened proceedings that would require curtailment of its operations. However, the Company is involved in various legal actions concerning state government enforcement proceedings and various dump site cleanups. These actions may result in fines and/or cleanup expenses. The Company believes that any fine or cleanup expense, if imposed, would not be material. The Company continually expends funds to ensure that its facilities comply with applicable environmental regulations. The Company has nearly completed its undertaking to comply with new environmental regulations relating to the elimination of chlorofluorocarbons (CFCs) and ozone depleting substances
(ODS) and other anticipated compliances with the Clean Air Act amendments of 1990. The Company anticipates that it will undertake capital expenditures of approximately $4,000,000 in fiscal 1995 for general environmental compliance and enhancement programs. The Company has been named a Potentially Responsible Party (PRP) at seven Superfund sites. The Company has settled three of these for minimal amounts and does not expect the others to be material. While the Company believes that it is in material compliance with applicable environmental laws, it cannot accurately predict future developments. Moreover, the risk of environmental liability and remediation costs is inherent in the nature of the Company's business and, therefore, there can be no assurance that material environmental costs, including remediation costs, will not arise in the future.

  With each acquisition, the Company undertakes to identify potential environmental concerns and to minimize the environmental matters it may be required to address. In addition, with each acquisition, the Company establishes reserves against potential environmental liabilities that may arise. The Company believes that the reserves it has established are adequate. Nevertheless, the Company often unavoidably inherits certain pre-existing environmental liabilities, generally based on successor liability doctrines. Although the Company has never been involved in any environmental matter that has had a materially adverse impact on its overall operations, there can be no assurance that in connection with any past or future acquisition the Company will not be obligated to address environmental matters that could have a materially adverse impact on its operations.

EMPLOYEES

  At June 30, 1995, the Company had approximately 17,800 full-time employees of whom approximately 11,100 were located outside the United States. The Company hires few employees on a part time basis. While various of the Company's foreign employees are members of trade unions, a de minimis number of the Company's employees located in the United States is represented by unions.

                                   MANAGEMENT

  The following table sets forth certain information regarding the directors and executive officers of the Company as of August 28, 1995.

                NAME                AGE              POSITION HELD
                ----                ---              -------------
 Felix Zandman(1).................  67  Chairman of the Board, President, Chief
                                         Executive Officer and Director
 Donald G. Alfson.................  49  Director and Vice President;
                                         President--Vishay Electronic
                                         Components, U.S. and Asia
 Avi D. Eden(1)...................  47  Director
 Robert A. Freece(1)..............  54  Senior Vice President and Director
 Richard N. Grubb(1)..............  48  Vice President, Treasurer, Chief
                                         Financial Officer and Director
 Eliyahu Hurvitz..................  62  Director
 Abraham Inbar....................  67  Vice President; President--Vishay
                                         Israel Ltd., a subsidiary of Vishay
 Henry V. Landau..................  48  Vice President; President--Measurements
                                         Group, Inc., a subsidiary of Vishay
 Gerald Paul......................  46  Director and Vice President;
                                         President--Vishay Electronic
                                         Components, Europe
 Edward B. Shils(2)(3)(4)(5)......  79  Director
 Luella B. Slaner.................  74  Director
 Mark I. Solomon(2)(3)(4)(5)......  55  Director
 William J. Spires................  53  Vice President and Secretary
 Jean-Claude Tine.................  76  Director

- --------
(1) Member of the Executive Committee.
(2) Member of Audit Committee.
(3) Member of Employee Stock Plan Committee.
(4) Member of Compensation Committee.
(5) Member of Stock Option Committee.

  Dr. Felix Zandman, a founder of the Company, has been President, Chief Executive Officer and a Director of the Company since its inception. Dr. Zandman has been Chairman of the Board since March 1989. Dr. Zandman is also a cousin of Mr. Alfred Slaner, co-founder and retired Chairman of the Board of the Company, whose wife Luella B. Slaner is a director.

  Donald G. Alfson has been a Director of the Company since May 1992 and the President of Vishay Electronic Components, U.S. and Asia since April 1992. Mr. Alfson has been employed by the Company since 1972.

  Avi D. Eden is an attorney in private practice, has been a Director of the Company since 1987 and has provided legal services to the Company on a continuing basis since 1973.

  Robert A. Freece has been a Director of the Company since 1972. He was Vice President, Treasurer and Chief Financial Officer of the Company from 1972 until 1994, and has been Senior Vice President since May 1994.

  Richard N. Grubb has been a Director, Vice President, Treasurer and Chief Financial Officer of the Company since May 1994. Mr. Grubb has been associated with the Company in various capacities since 1972.

  Eliyahu Hurvitz has served as a Director of the Company since September 1994. He has been President and Chief Executive Officer of Teva Pharmaceutical Industries, Ltd. for more than the past five years.

  Abraham Inbar has been a Vice President of the Company since June 1994. Mr. Inbar has been the President of Vishay Israel Ltd., a subsidiary of the Company, since May 1994. Mr. Inbar was Senior Vice President and General Manager of Vishay Israel Ltd. from 1992 to 1994. Previously, Mr. Inbar was Vice President--Operations for Vishay Israel Ltd. He has been employed by the Company since 1973.

  Henry V. Landau has been a Vice President of the Company since 1983. Mr. Landau has been the President and Chief Executive Officer of Measurements Group, Inc., a subsidiary of the Company, since July 1984. Mr. Landau served as a Director of the Company from 1987 to 1993. Mr. Landau was an Executive Vice President of Measurements Group, Inc. from 1981 to 1984 and has been employed by the Company since 1972.

  Dr. Gerald Paul has been a Director of the Company since May 1993 and the President of Vishay Electronic Components, Europe since January 1994. Dr. Paul has been employed by the Company since February 1978.

  Dr. Edward B. Shils has been a Director of the Company since 1981. Dr. Shils is a Director of the Wharton Entrepreneurial Center and a George W. Taylor Professor Emeritus of Entrepreneurial Studies at the Wharton School, University of Pennsylvania. Dr. Shils is also a Director of Conston Corp.

  Luella B. Slaner has been a Director since 1989. Mrs. Slaner is the wife of Alfred Slaner and a co-trustee with Mr. Slaner of a revocable trust created by Mr. Slaner by an agreement dated January 15, 1987. See "Description of Capital Stock." Mrs. Slaner's husband is a cousin of Dr. Zandman.

  Mark I. Solomon has served as a Director of the Company since May 1993. He has been the Chairman of CMS Companies for more than the past five years.

  William J. Spires has been a Vice President and Secretary of the Company since 1981. Mr. Spires has been Vice President--Industrial Relations since 1980 and has been employed by the Company since 1970.

  Jean-Claude Tine has been a Director of the Company since 1988 and is the former Chairman of the Board of Sfernice, a subsidiary of the Company.

                          DESCRIPTION OF CAPITAL STOCK

  The aggregate number of shares of capital stock which the Company has authority to issue is 81,000,000 shares: 1,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), 65,000,000 shares of common stock, par value $.10 per share (the "Common Stock"), and 15,000,000 shares of Class B Common Stock, par value $.10 per share (the "Class B Common Stock"). No shares of Preferred Stock have been issued. At August 28, 1995, there were 45,488,267 shares of Common Stock and 7,232,094 shares of Class B Common Stock outstanding.

  Holders of Common Stock and Class B Common Stock are entitled to receive, and share ratably on a per share basis, after any required payment on shares of Preferred Stock then outstanding, in such dividends and other distributions of cash, stock or property of the Company as may be declared by the Board of Directors from time to time out of assets legally available therefor, and in distributions upon liquidation of the Company. In the event of a stock dividend or stock split, holders of Common Stock will receive shares of Common Stock and holders of Class B Common Stock will receive shares of Class B Common Stock. Neither the Common Stock nor the Class B Common Stock may be split, divided or combined unless the other is split, divided or combined equally.

  The Common Stock and the Class B Common Stock vote together as one class on all matters subject to stockholder approval, except that the approval of the holders of Common Stock and of Class B Common Stock, each voting separately as a class, is required to authorize issuances of additional shares of Class B Common Stock other than in connection with stock splits and stock dividends.

  The holders of Common Stock are entitled to one vote for each share held. Holders of Class B Common Stock are entitled to 10 votes for each share held. Since the Class B Common Stock carries additional voting rights, the holders of Class B Common Stock will be able to cause the election of their nominees as directors of the Company. The existence of the Class B Common Stock may make the Company less attractive as a target for a takeover proposal and may render more difficult or discourage a merger proposal or proxy contest for the removal of the incumbent directors, even if such actions were favored by the stockholders of the Company other than the holders of the Class B Common Stock. Accordingly, the existence of the Class B Common Stock may deprive the holders of Common Stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition. Under Delaware law and the Company's Certificate of Incorporation, the approval by a majority of the votes of the outstanding shares of stock of the Company entitled to vote is required in order to consummate certain major corporate transactions, such as a merger or a sale of substantially all assets of the Company. Upon the consummation of the Offering, Dr. Zandman, together with Mr. Alfred Slaner and Mrs. Luella Slaner as co-trustees (the "Slaner Trustees") under a revocable trust created by Mr. Slaner under an agreement dated January 15, 1987, will continue to control the Company and will hold a sufficient number of shares of Class B Common Stock and Common Stock to approve or disapprove any such transaction regardless of how other shares of the Company's capital stock are voted. See "Principal Stockholders."

  Shares of Class B Common Stock are convertible into shares of Common Stock on a one-to-one basis at any time at the option of the holder thereof. The Class B Common Stock is not transferable except to the holder's spouse, certain of such holder's relatives, certain trusts established for the benefit of the holder, the holder's spouse or relatives, corporations and partnerships beneficially owned and controlled by such holder, such holder's spouse or relatives, charitable organizations and such holder's estate. Upon any transfer made in violation of those restrictions, shares of Class B Common Stock will be automatically converted into shares of Common Stock on a one-for-one basis.

  Neither the holders of Common Stock nor the holders of Class B Common Stock have any preemptive rights to subscribe for additional shares of capital stock of the Company.

  The Common Stock is listed on the New York Stock Exchange. There is no public market for shares of Company's Class B Common Stock. All outstanding shares of Common Stock and Class B Common Stock are, and upon issuance, the shares of Common Stock to be sold hereunder will be, validly issued, fully paid and nonassessable.

  The Company furnishes to its stockholders annual reports containing financial statements certified by an independent public accounting firm. In addition, the Company furnishes to its stockholders quarterly reports containing unaudited financial information for each of the first three quarters of each year.

  American Stock Transfer & Trust Company is the transfer agent and registrar of the Company's Common Stock and Class B Common Stock.

                             PRINCIPAL STOCKHOLDERS

  Dr. Felix Zandman and the Slaner Trustees control a majority of the voting power of the Company. At August 28, 1995, the Slaner Trustees owned 3,078,646 shares of Common Stock, or 7% of the shares of Common Stock outstanding, and 3,113,204 shares of the Class B Common Stock or 43% of the shares of Class B Common Stock outstanding, which represented a combined total of 29% of the voting power of the Company as of that date. At August 28, 1995, Dr. Zandman owned 48,948 shares of Common Stock, or .1% of the shares of Common Stock outstanding, and 4,060,124 shares of Class B Common Stock, or 56% of the shares of Class B Common Stock outstanding, which represented a combined total of 35% of the Company's voting power as of that date, and Dr. Zandman held options to purchase an additional 504,000 shares of Common Stock at various exercise prices. See "Description of Capital Stock."

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

  The following is a general discussion of all material United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"). For this purpose, the term "Non-U.S. Holder" is defined as any person who is, as to the United States, a foreign corporation, a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien, a non-resident individual or a non-resident fiduciary of a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. (In particular, the discussion does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws, including banks, insurance companies, dealers in securities, and holders of securities as part of a "straddle," "hedge," or "conversion transaction.") Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock.

  An individual may be deemed to be a resident alien for U.S. tax purposes if the individual is treated as a permanent U.S. resident under U.S. immigration laws or, subject to certain exceptions, if the individual is present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-calendar-year period ending with the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens; they are also subject to the United States estate tax (without benefit of the marital deduction for a non-citizen spouse).

DIVIDENDS

  The Company does not currently pay cash dividends on its capital stock. See "Price Range of Common Stock and Dividend Policy." In the event, however, that the Company pays cash dividends in the future, such dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States (or, if a tax treaty applies, attributable to a "permanent establishment," or, in the case of an individual, a "fixed base," in the United States, through which such trade or business is conducted) (collectively, "U.S. trade or business income"), the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates, as the case may be, and would be exempt from the 30% withholding tax described above. Any such U.S. trade or business income received by a corporate Non-U.S. holder would be entitled to the 70% dividends-received-deduction, but may, under certain circumstances, then be subject to an additional "branch profits tax" at a 30% rate or at such lower rate (including zero) as may be specified by an applicable income tax treaty.

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the U.S. trade or business income exemption discussed above.

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts of U.S. tax withheld by the Company by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is U.S. trade or business income with respect to the Non-U.S. Holder, (ii) under certain circumstances, in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (iii) for Non-U.S. Holders of more than 5% of the Common Stock, the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company has not been and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes. Non-U.S. Holders who fall under clause (i) or (ii) above, should consult their tax advisors regarding the tax treatment applicable to them.

FEDERAL ESTATE TAXES

  Common Stock owned, or treated as owned, by a non-resident alien individual (as specifically determined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply whether or not withholding is required. Copies of the information returns reporting such dividends and tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under exchange-of-information provisions of an applicable income tax treaty.

  United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under United States information reporting requirements) generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against the Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

  These information reporting and backup withholding rules are under review by the United States Treasury, and their application to the Common Stock could be changed prospectively by future regulations.

  THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH HIS TAX ADVISOR WITH RESPECT TO THE INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL LAWS AND THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

  The underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are acting as representatives, have severally agreed with the Company, subject to the terms and conditions of the U.S. Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company the aggregate number of U.S. Shares set forth opposite their respective names below:

     NAME OF
       U.S.                                                          NUMBER OF
   UNDERWRITER                                                      U.S. SHARES
   -----------                                                      -----------
   Bear, Stearns & Co. Inc. .......................................
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...........................................
   Donaldson, Lufkin & Jenrette Securities Corporation.............
   Lehman Brothers Inc. ...........................................
                                                                     ---------
     Total.........................................................  4,000,000
                                                                     =========

  The Managers of the concurrent International Offering named below (the "Managers"), for whom Bear, Stearns International Limited, Merrill Lynch International Limited, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers International (Europe) are acting as lead Managers, have severally agreed with the Company, subject to the terms and conditions of the International Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), to subscribe and pay for the aggregate number of International Shares set forth opposite their respective names below:

                                                                    NUMBER OF
   NAME OF                                                        INTERNATIONAL
   MANAGER                                                           SHARES
   -------                                                        -------------
   Bear, Stearns International Limited...........................
   Merrill Lynch International Limited...........................
   Donaldson, Lufkin & Jenrette Securities Corporation...........
   Lehman Brothers International (Europe)........................
                                                                    ---------
     Total.......................................................   1,000,000
                                                                    =========

  The nature of the respective obligations of the U.S. Underwriters and the Managers is such that all of the U.S. Shares and all of the International Shares must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Act, and, where such indemnification is unavailable, to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect of such liabilities.

  The Company has been advised that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada and the Managers propose to offer the International Shares outside the United States and Canada, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not to exceed $ per share; that the U.S. Underwriters and the Managers may allow, and such selected dealers may reallow, a concession to certain other dealers not to exceed $ per share; and that after the commencement of the Offering, the public offering price and the concessions may be changed.

  The Company has granted the U.S. Underwriters and the Managers options to purchase in the aggregate up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. The options may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent the options are exercised, the U.S. Underwriters and the Managers will be severally committed, subject to certain conditions, to purchase the additional shares in proportion to their respective purchase commitments as indicated in the preceding tables.

  Pursuant to an agreement between the U.S. Underwriters and the Managers (the "Agreement Between"), each U.S. Underwriter has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any U.S. Shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person or a dealer who similarly agrees. Similarly, pursuant to the Agreement Between, each Manager has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, (a) it is not purchasing any of the International Shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of the International Shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person or a dealer who does not similarly agree. As used herein, "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust, or other entity organized under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than the foreign branch of any U.S. or Canadian Person), any estate or trust, the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income, and any United States or Canadian branch of a person other than a U.S. or Canadian Person. The term "United States" means the United States of America, its territories, its possessions and other areas subject to its jurisdiction; and "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for the Common Stock being sold by the U.S. Underwriters and the Managers, less an amount not greater than the selling concession allocable to such Common Stock. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount specified on the cover page of this Prospectus.

  Each U.S. Underwriter and each Manager has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in the United Kingdom by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain);
(ii) it has complied and will comply with applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on, and will only issue or pass on to any person in the Untied Kingdom, any documents received by it in connection with the issue of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) or in other circumstances exempted from the restrictions on advertising in the Financial Services Act 1986.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

  The Company and its principal stockholders have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of the Representatives, sell, offer to sell or otherwise dispose of any shares (or securities convertible into or exercisable for shares) of Common Stock or Class B Common Stock, other than the sale of the shares offered hereby, the issuance of shares of Common Stock upon the exercise of employee stock options, the grant of such options and the conversion of outstanding shares of Class B Common Stock into shares of Common Stock.

  From time to time in recent years, Bear, Stearns & Co. Inc. ("Bear Stearns"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Cooperation and Lehman Brothers Inc. ("Lehman") have performed various investment banking and other financial advisory services for the Company for which they have received customary compensation. Such services included, in the case of Bear Stearns, acting as a financial advisor to the Company in 1994 in connection with long-term financial planning, in the case of Bear Stearns, acting as co-managing underwriter for the public offering of shares of the Company's Common Stock in August 1990 and as a standby purchaser in connection with the Company's call of the Debentures for redemption in September 1992 and, in the case of Bear Stearns and Lehman, acting as co-managing underwriters for the public offering of the Company's Common Stock in December 1992, and in the case of all four firms, acting as co-managing underwriters for the public offering of the Company's Common Stock in August 1994. In addition, Merrill Lynch acted as financial advisor to Thomas & Betts Corporation in connection with the sale of Vitramon to the Company in July 1994, for which it received customary compensation.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

  Confirmations of the acceptance of offers to purchase shares of Common Stock will be sent to Canadian residents to whom this Prospectus has been sent and who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Notice to Canadian Residents--Resale Restrictions."

NOTICE TO ONTARIO RESIDENTS

  The Common Stock offered hereby is being issued by a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date under the same prospectus exemption.

NOTICE TO NOVA SCOTIA RESIDENTS

  The Securities Act (Nova Scotia) provides that where a Canadian offering document, together with any amendments thereto, contains a misrepresentation, a purchaser who purchases securities shall be deemed to have relied on such misrepresentation if it was a misrepresentation at the time of purchase and has a right of action for damages against the seller of the securities or he may elect to exercise the right of rescission against the seller, in which case he shall have no right of action for damages against the seller, provided that:

  (a) the seller will not be liable if the seller proves that the purchaser purchased the securities with knowledge of the misrepresentation;

  (b) in an action for damages the seller will not be liable for all or any portion of such damages that the seller proves do not represent the depreciation in value of the security as a result of the misrepresentation relied upon;

  (c) in no case shall the amount recoverable pursuant to the right of action exceed the price at which the securities were offered; and

  (d) the action for rescission or damages conferred by the Securities Act (Nova Scotia) is in addition to and without derogation from any other rights the purchaser may have at law;

but no action to enforce these rights may be commenced:

  (i) in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or

  (ii) in the case of an action for damages, the earlier of:

    (1) 180 days after the purchaser first had knowledge of the facts giving rise to the cause of action; or

    (2) three years after the date of the transaction that gave rise to the cause of action.

LANGUAGE OF DOCUMENTS

  All Canadian purchasers of shares of Common Stock acknowledge that all documents evidencing or relating in any way to the sale of such shares will be drawn in the English language only. Vous reconnaissez par les presentes que c'est votre volente express que tous les documents faisant loi ou se rapportant de quelque maniere a la vente des valeurs mobilieres rediges en anglais seulement.

                                    EXPERTS

  The consolidated financial statements of Vishay Intertechnology, Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The legality of the Common Stock offered hereby is being passed upon for the Company by Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, New York, New York. Certain legal matters will be passed upon for the Underwriters by Weil, Gotshal & Manges (a partnership including professional corporations), New York, New York.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OF SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available information.....................................................    2
Incorporation of Certain Information by
 Reference................................................................    2
Prospectus Summary........................................................    3
The Company...............................................................    3
Use of Proceeds...........................................................    6
Price Range of Common Stock and Dividend Policy...........................    6
Capitalization............................................................    7
Selected Historical Consolidated Financial Information....................    8
Management's Discussion And Analysis of Financial Condition And Results of
 Operations...............................................................    9
Business..................................................................   15
Management................................................................   21
Description of Capital Stock..............................................   22
Principal Stockholders....................................................   23
Certain United States Tax Consequences to Non-United States Holders of
 Common Stock.............................................................   24
Underwriting..............................................................   27
Notice to Canadian Residents..............................................   29
Experts...................................................................   31
Legal Matters.............................................................   31

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               5,000,000 SHARES

                                    VISHAY
                             INTERTECHNOLOGY, INC.

                                 COMMON STOCK


                               [LOGO OF VISHAY]


                                ---------------

                                  PROSPECTUS

                                ---------------


                           BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                LEHMAN BROTHERS

                                       , 1995

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                      [INTERNATIONAL PROSPECTUS]
                  SUBJECT TO COMPLETION, DATED AUGUST 29, 1995

PROSPECTUS
                                5,000,000 SHARES

                          VISHAY INTERTECHNOLOGY, INC.

                                                               [LOGO OF VISHAY]
                                  COMMON STOCK

  All of the 5,000,000 shares of Common Stock offered hereby are being sold by the Company. Of those shares, 1,000,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the Managers and 4,000,000 shares (the "U.S. Shares") are being concurrently offered in the United States (the "U.S. Offering") by the U.S. Underwriters. The public offering price and the underwriting discounts and commissions are identical for both the International Offering and the U.S. Offering.
                                  -----------

  The Common Stock is traded on the New York Stock Exchange under the symbol VSH. On August 25, 1995, the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $40.50 per share. See "Price Range of Common Stock and Dividend Policy."

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  COMMISSION  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY OR
   ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION TO THE  CONTRARY IS  A
    CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC          COMMISSIONS (1)       COMPANY (2)
- ------------------------------------------------------------------------------------------
Per Share.......................           $                   $                   $
- ------------------------------------------------------------------------------------------
Total(3)........................         $                   $                   $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the U.S. Underwriters and the Managers.
(2) Before deducting expenses payable by the Company, estimated at $      .
(3) The Company has granted the U.S. Underwriters and the Managers 30-day options to purchase in the aggregate up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $         , $        and
    $         , respectively. See "Underwriting."

                                  -----------

  The International Shares are offered by the several Managers, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The Managers reserve the right to withdraw, cancel or modify the International Offering and to reject orders in whole or in part. It is expected that delivery of the International Shares will be made against payment therefor on or about
    , 1995, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS INTERNATIONAL LIMITED
        MERRILL LYNCH INTERNATIONAL LIMITED
                      DONALDSON, LUFKIN & JENRETTE
                         SECURITIES CORPORATION
                                       LEHMAN BROTHERS

                                       , 1995

                                                      [INTERNATIONAL PROSPECTUS]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OF SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available information.....................................................    2
Incorporation of Certain Information by
 Reference................................................................    2
Prospectus Summary........................................................    3
The Company...............................................................    3
Use of Proceeds...........................................................    6
Price Range of Common Stock and Dividend Policy...........................    6
Capitalization............................................................    7
Selected Historical Consolidated Financial Information....................    8
Management's Discussion And Analysis of Financial Condition And Results of
 Operations...............................................................    9
Business..................................................................   15
Management................................................................   21
Description of Capital Stock..............................................   22
Principal Stockholders....................................................   23
Certain United States Tax Consequences to Non-United States Holders of
 Common Stock.............................................................   24
Underwriting..............................................................   27
Notice to Canadian Residents..............................................   29
Experts...................................................................   31
Legal Matters.............................................................   31

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                5,000,000 SHARES

                                    VISHAY
                             INTERTECHNOLOGY, INC.

                                  COMMON STOCK

                               [LOGO OF VISHAY]

                                ---------------

                                   PROSPECTUS

                                ---------------

                                BEAR, STEARNS
                             INTERNATIONAL LIMITED

                                MERRILL LYNCH
                             INTERNATIONAL LIMITED

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                LEHMAN BROTHERS

                                       , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following are the estimated expenses, all of which will be paid by the Company, of the issuance and distribution of the Common Stock being registered.

   Securities and Exchange Commission Filing Fee.......................  $82,285
   NASD Filing Fee.....................................................   23,788
   NYSE Listing Fee....................................................    4,000
   Legal Fees and Expenses.............................................  300,000
   Accounting Fees and Expenses........................................   75,000
   Blue Sky Fees and Expenses (including counsel fees).................    7,500
   Registrar and Transfer Agent's Fee..................................    1,500
   Printing and Engraving Expenses.....................................   60,000
   Miscellaneous Expenses..............................................   20,927
                                                                        --------
       Total........................................................... $575,000
                                                                        ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Articles NINTH and TENTH of the Certificate of Incorporation and Article VII of the By-Laws of the Registrant and Section 145 of the General Corporation Law of the State of Delaware.

  Section 145 of the Delaware General Corporation Law permits indemnification by the Company of every person (and the heirs, executors and administrators of such person) who is or was a director, officer, employee or agent of the Company or of any other company, including another corporation, partnership, joint venture, trust or other enterprise which such person serves or served as such at the request of the Company against all judgments, payments in settlement (whether or not approved by court), fines, penalties and other reasonable costs and expenses (including fees and disbursements of counsel) imposed upon or incurred by such person in connection with or resulting from any action, suit, proceeding, investigation or claim, civil, criminal, administrative, legislative or other (including any criminal action, suit or proceeding in which such person enters a plea of guilty or nolo contendere or its equivalent), or any appeal relating thereto, which is brought or threatened either by or in the right of the Company or such other company (herein called a "derivative action") or by any other person, governmental authority or instrumentality (herein called a "third-party action") and in which such person is made a party or is otherwise involved by reason of his being or having been such director, officer, employee, or agent or by reason of any action or omission, or alleged action or omission by such person in his capacity as such director, officer, employee or agent if either (a) such person is wholly successful, on the merits or otherwise, in defending such derivative or third-party action or (b) in the judgment of a court of competent jurisdiction or, in the absence of such a determination, in the judgment of a majority of a quorum of the Board of Directors of the Company (which quorum shall not include any director who is a party to or is otherwise involved in such action) or, in the absence of such a disinterested quorum, in the opinion of independent legal counsel (i) in the case of a derivative action, such person acted in good faith in what he reasonably believed to be the best interest of the Company and was not adjudged liable to the Company or such other company or (ii) in the case of a third-party action, such person acted in good faith in what he reasonably believed to be the best interest of the Company or such other company, and, in addition, in any criminal action, had no reasonable cause to believe that his action was unlawful; provided that, in the case of a derivative action, such indemnification shall not be made in respect of any payment to the Company or to such other company or any stockholder thereof in satisfaction of judgment or in settlement unless either (x) a court of competent jurisdiction has approved such settlement, if any, and the reimbursement of such payment or (y) if the court in which such action has been instituted lacks jurisdiction to grant such approval or such action is settled before the institution of judicial proceedings, in the opinion of independent legal counsel the applicable standard of conduct specified in the preceding sentence has been met, such action was without substantial merit, such settlement was in the best interest of the corporation or such other company and the reimbursement of such payment is permissible under applicable law. In case such person is successful, on the merits or otherwise, in defending part of such action or, in the judgment of such a court or such quorum of the Board of Directors or in the opinion of such counsel, has met the applicable standard of conduct specified in the preceding sentence with respect to part of such action, he shall be indemnified by the Company against the judgments, settlements, payments, fines, penalties and other costs and expenses attributable to such part of such action.

  The Certificate of Incorporation and Certificates of Amendment of Restated Certificate of Incorporation are filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 1O-Q for the quarter ended June 30, 1995 incorporated herein by reference. The Amended and Restated By-laws and Amendment No. 1 to Amended and Restated By-Laws of the Registrant are filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 incorporated herein by reference.

  The Registrant has obtained an officers' and directors' liability insurance policy which will indemnify officers and directors for losses arising from any claim by reason of a wrongful act under certain circumstances where the Registrant does not indemnify such officer or director, and will reimburse the Registrant for any amounts where the Registrant may by law indemnify any of its officers or directors in connection with a claim by reason of wrongful act.

ITEM 16. EXHIBITS.

 EXHIBIT NO.                       DESCRIPTION OF EXHIBITS
 -----------                       -----------------------
     1.1     --Form of U.S. Underwriting Agreement.+
     1.2     --Form of International Underwriting Agreement.+
     3.1     --Certificate of Amendment of Restated Certificate of
              Incorporation of the Company, dated May 23, 1995 and Composite
              Certificate of Amendment of Restated Certificate of Incorporation
              of the Company as of August 3, 1995 (incorporated by reference to
              Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for
              the quarter ended June 30, 1995 (the "Form 10-Q")).
     3.2     --Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement of Form S-
              2, Registration No. 33-13833) and Amendment No. 1 to Amended and
              Restated By-laws of the Company (incorporated by reference to the
              Company's Annual Report on Form 10-K for the fiscal year ended
              December 31, 1993).
     5       --Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel,
              counsel to the Company, as to the legality of securities being registered (including consent).*
    10.1     --The Amended and Restated Vishay Intertechnology, Inc.
              $302,500,000 Revolving Credit and Term Loan Agreement (the
              "Vishay Loan Agreement"), dated as of July 18, 1994, by and among
              Comerica Bank, NationsBank of North Carolina, N.A., Berliner
              Handels-und Frankfurter Bank, Signet Bank Maryland, CoreStates
              Bank, N.A., Bank Hapoalim, B.M., ABN AMRO Bank N.V., Credit
              Lyonnais New York Branch, Meridian Bank, Bank Leumi le-Israel,
              B.M. and Credit Suisse (collectively, the "Banks"), Comerica
              Bank, as agent for the Banks (the "Agent"), and Vishay
              Intertechnology, Inc. ("Vishay"), dated as of July 18, 1994.
              Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated July 18, 1994 (the "1994 Form 8-K").
    10.2     --The Amended and Restated Vishay Europe GmbH DM 40,000,000
              Revolving Credit and DM 9,506,000 Term Loan Agreement (the "DM
              Loan Agreement"), dated as of July 18, 1994, by and among the
              Banks, the Agent and Vishay Europe GmbH ("VEG"). Incorporated by
              reference to Exhibit 10.2 to the 1994 Form 8-K.

 EXHIBIT NO.                       DESCRIPTION OF EXHIBITS
 -----------                       -----------------------
    10.3     --The Amended and Restated Roederstein DM 104,315,990.20 Term Loan
              Agreement, dated as of July 18, 1994 (the "Roederstein Loan
              Agreement"), by and among the Banks, the Agent and VEG.
              Incorporated by reference to Exhibit 10.3 to the 1994 Form 8-K.
    10.4     --The Vishay Intertechnology, Inc. $200,000,000 Acquisition Loan
              Agreement (the "Acquisition Loan Agreement"), dated as of July
              18, 1994, by and among the Banks, the Agent and Vishay.
              Incorporated by reference to Exhibit 10.4 to the 1994 Form 8-K.
    10.5     --The First Amendment dated June 27, 1995 to the Vishay Loan
              Agreement and the Acquisition Loan Agreement. (Incorporated by
              reference to Exhibit 10.1 to the Form 10-Q.)
    10.6     --The First Amendment dated June 27, 1995 to the DM Loan Agreement and the Roederstein Loan Agreement. (Incorporated by reference to
              Exhibit 10.2 to the Form 10-Q.)
    10.7     --Amended and Restated Vishay Guaranty by Vishay to the Banks,
              dated as of July 18, 1994. Incorporated by reference to Exhibit
              10.5 to the 1994 Form 8-K.
    10.8     --Domestic Guaranty by Dale Holdings, Inc., Dale Electronics,
              Inc., Measurements Group, Inc., Vishay Sprague Holdings Corp. and
              Sprague Sanford, Inc. to the Banks, dated as of July 18, 1994.
              Incorporated by reference to Exhibit 10.6 to the 1994 Form 8-K.
    10.9     --Amended and Restated Permitted Borrowers Guaranty by Vilna
              Equities Holding B.V., VBG, Draloric Electronic GmbH, E-Sil
              Components Ltd., Sfernice, S.A. and Roederstein Spezialfabriken
              fur Bauelemente der Elektronik und Kondersatoren der
              Starkstromtechnik GmbH to the Banks, dated as of July 18, 1994.
              Incorporated by reference to Exhibit 10.7 to the 1994 Form 8-K.
    23.1     --Consent of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
              (contained in the opinion filed as Exhibit 5).
    23.2     --Consent of Independent Auditors.+
    24       --Powers of attorney (included on signature page).

- --------
+ Filed herewith
* To be filed by amendment

ITEM 17. UNDERTAKINGS.

  The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The Registrant hereby further undertakes:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjunction of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, VISHAY INTERTECHNOLOGY, INC. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THE 28TH DAY OF AUGUST, 1995.

                                    Vishay Intertechnology, Inc.

                                                 /s/ Richard N. Grubb
                                    By_________________________________________
                                                 NAME: RICHARD N. GRUBB
                                    TITLE: VICE PRESIDENT, TREASURER
                                           CHIEF FINANCIAL OFFICER AND DIRECTOR

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS FELIX ZANDMAN AND RICHARD N. GRUBB, AND EACH AND ANY ONE OF THEM, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, EACH ACTING ALONE, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN FACT AND AGENTS, EACH ACTING ALONE, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----

          /s/ Felix Zandman             Chairman of the         August 28,1995
- -------------------------------------    Board, President,
            FELIX ZANDMAN                Chief Executive
                                         Officer and
                                         Director (Principle
                                         Executive Officer)

        /s/ Richard N. Grubb            Vice President,        August 28, 1995
- -------------------------------------    Treasurer, Chief
          RICHARD N. GRUBB               Financial Officer
                                         and Director
                                         (Principle
                                         Financial and
                                         Accounting Officer)

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----

        /s/ Donald G. Alfson            Director and Vice      August 28, 1995
- -------------------------------------    President,
          DONALD G. ALFSON               President of Vishay
                                         Electronic
                                         Components, U.S.
                                         and Asia


           /s/ Avi D. Eden              Director               August 28, 1995
- -------------------------------------
             AVI D. EDEN


        /s/ Robert A. Freece            Senior Vice            August 28, 1995
- -------------------------------------    President and
          ROBERT A. FREECE               Director


         /s/ Eliyahu Hurvitz            Director               August 28, 1995
- -------------------------------------
           ELIYAHU HURVITZ


           /s/ Gerald Paul              Director and Vice      August 28, 1995
- -------------------------------------    President,
             GERALD PAUL                 President of Vishay
                                         Electronic
                                         Components, Europe


         /s/ Edward B. Shils            Director               August 28, 1995
- -------------------------------------
           EDWARD B. SHILS


        /s/ Luella B. Slaner            Director               August 28, 1995
- -------------------------------------
          LUELLA B. SLANER


         /s/ Mark I. Solomon            Director               August 28, 1995
- -------------------------------------
           MARK I. SOLOMON


        /s/ Jean-Claude Tine            Director               August 28, 1995
- -------------------------------------
          JEAN-CLAUDE TINE

                               INDEX TO EXHIBITS

 EXHIBIT NO.                   DESCRIPTION OF EXHIBITS                     PAGE
 -----------                   -----------------------                     ----
     1.1     --Form of U.S. Underwriting Agreement.+
     1.2     --Form of International Underwriting Agreement.+
     3.1     --Certificate of Amendment of Restated Certificate of
              Incorporation of the Company, dated May 23, 1995 and
              Composite Certificate of Amendment of Restated Certificate
              of Incorporation of the Company as of August 3, 1995
              (incorporated by reference to Exhibit 3.1 to the Company's
              Quarterly Report on Form 10-Q for the quarter ended June
              30, 1995 (the "Form 10-Q")).
     3.2     --Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement
              of Form S-2, Registration No. 33-13833) and Amendment No.
              1 to Amended and Restated By-laws of the Company
              (incorporated by reference to the Company's Annual Report
              on Form 10-K for the fiscal year ended December 31, 1993).
     5       --Opinion of Kramer, Levin, Naftalis, Nessen, Kamin &
              Frankel, counsel to the Company, as to the legality of
              securities being registered (including consent).*
    10.1     --The Amended and Restated Vishay Intertechnology, Inc.
              $302,500,000 Revolving Credit and Term Loan Agreement (the
              "Vishay Loan Agreement"), dated as of July 18, 1994, by
              and among Comerica Bank, NationsBank of North Carolina,
              N.A., Berliner Handels-und Frankfurter Bank, Signet Bank
              Maryland, CoreStates Bank, N.A., Bank Hapoalim, B.M.,
              ABN AMRO Bank N.V., Credit Lyonnais New York Branch,
              Meridian Bank, Bank Leumi
              le-Israel, B.M. and Credit Suisse (collectively, the
              "Banks"), Comerica Bank, as agent for the Banks (the
              "Agent"), and Vishay Intertechnology, Inc. ("Vishay"),
              dated as of July 18, 1994. Incorporated by reference to
              Exhibit 10.1 to the Current Report on Form 8-K, dated July
              18, 1994 (the "1994 Form 8-K").
    10.2     --The Amended and Restated Vishay Europe GmbH DM 40,000,000
              Revolving Credit and DM 9,506,000 Term Loan Agreement (the
              "DM Loan Agreement"), dated as of July 18, 1994, by and
              among the Banks, the Agent and Vishay Europe GmbH ("VEG").
              Incorporated by reference to Exhibit 10.2 to the 1994 Form
              8-K.
    10.3     --The Amended and Restated Roederstein DM 104,315,990.20
              Term Loan Agreement, dated as of July 18, 1994 (the
              "Roederstein Loan Agreement"), by and among the Banks, the
              Agent and VEG. Incorporated by reference to Exhibit 10.3
              to the 1994 Form 8-K.
    10.4     --The Vishay Intertechnology, Inc. $200,000,000 Acquisition
              Loan Agreement (the "Acquisition Loan Agreement"), dated
              as of July 18, 1994, by and among the Banks, the Agent and
              Vishay. Incorporated by reference to Exhibit 10.4 to the
              1994 Form 8-K.
    10.5     --The First Amendment dated June 27, 1995 to the Vishay
              Loan Agreement and the Acquisition Loan Agreement.
              (Incorporated by reference to Exhibit 10.1 to the Form 10-
              Q.)
    10.6     --The First Amendment dated June 27, 1995 to the DM Loan
              Agreement and the Roederstein Loan Agreement.
              (Incorporated by reference to Exhibit 10.2 to the Form 10-
              Q.)
    10.7     --Amended and Restated Vishay Guaranty by Vishay to the
              Banks, dated as of July 18, 1994. Incorporated by
              reference to Exhibit 10.5 to the 1994 Form 8-K.
    10.8     --Domestic Guaranty by Dale Holdings, Inc., Dale
              Electronics, Inc., Measurements Group, Inc., Vishay
              Sprague Holdings Corp. and Sprague Sanford, Inc. to the
              Banks, dated as of July 18, 1994. Incorporated by
              reference to Exhibit 10.6 to the 1994 Form 8-K.
    10.9     --Amended and Restated Permitted Borrowers Guaranty by
              Vilna Equities Holding B.V., VBG, Draloric Electronic
              GmbH, E-Sil Components Ltd., Sfernice, S.A. and
              Roederstein Spezialfabriken fur Bauelemente der Elektronik
              und Kondersatoren der Starkstromtechnik GmbH to the Banks,
              dated as of July 18, 1994. Incorporated by reference to
              Exhibit 10.7 to the 1994 Form 8-K.

 EXHIBIT NO.                 DESCRIPTION OF EXHIBITS                   PAGE
 -----------                 -----------------------                   ----
    23.1     --Consent of Kramer, Levin, Naftalis, Nessen, Kamin &
              Frankel (contained in the opinion filed as Exhibit 5).
    23.2*    --Consent of Independent Auditors.
    24       --Powers of attorney (included on signature page).

- -------
+ Filed herewith
* To be filed by amendment